Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116092
PROSPECTUS

$200,000,000

Noble Energy, Inc.

Exchange Offer For $200,000,000
5.25% Notes due 2014

      We are offering to exchange 5.25% senior notes due 2014, or the “exchange notes,” for our currently outstanding 5.25% senior notes due 2014, or the “outstanding notes.” We issued the outstanding notes on April 19, 2004. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and specified transfer restrictions, registration rights and special interest relating to the outstanding notes will not apply to the exchange notes. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

      The principal features of the exchange offer are as follows:

•	Expires at 5:00 p.m., New York City time, on August 16, 2004, unless extended.

•	All outstanding notes that are validly tendered and not withdrawn will be exchanged. You should carefully review the procedures for tendering outstanding notes beginning on page 18 of this prospectus. If you do not follow these procedures, we may not exchange your outstanding notes for exchange notes.

•	You may withdraw tendered outstanding notes at any time before the expiration of the exchange offer.

•	Any outstanding notes not validly tendered will continue to remain outstanding and accrue interest but will remain subject to existing transfer restrictions.

•	We will not receive any cash proceeds from the exchange offer.

      There is currently no public market for the exchange notes. We do not intend to list the exchange notes on any securities exchange or to apply for quotation on any automated dealer quotation system. Therefore, we do not anticipate that an active public market for the exchange notes will develop.

      You should read the section entitled “Risk Factors” beginning on page 9 for a discussion of specific factors that you should consider before acquiring exchange notes.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, as defined herein, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 1, 2004.

OIL AND GAS TERMINOLOGY

      Quantities of oil, condensate and liquefied petroleum gas (“LPG”) are expressed in this prospectus in barrels (“Bbls”), quantities of natural gas are expressed in thousands of cubic feet (“Mcf”) or billions of cubic feet (“Bcf”) and quantities of electrical power are expressed in megawatts (“MW”). As used herein, “Tcfe” means trillions of cubic feet of gas equivalent, “Bpd” means barrels per day, “Bopd” means barrels of oil per day, “Mbopd” means thousand barrels of oil per day , “MMcfpd” means million cubic feet per day and “MMcfepd” means million cubic feet equivalent per day. Oil, condensate and LPG are converted to gas equivalents using the ratio of six Mcf of natural gas to one barrel of oil, condensate or LPG. A “gross” acre or well is an acre or well in which a working interest is owned. “Undeveloped acreage” means lease acres on which wells have not been drilled or completed to a point that would permit production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves, including lease acres (held by production under terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well so holding the lease.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

      Our common stock has been listed and traded on the New York Stock Exchange since 1980. Accordingly, you may inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We incorporate by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information in such documents that is deemed not to be filed, after the date of this prospectus and until the exchange is completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004

•	Current Report on Form 8-K, filed January 16, 2004

•	Current Report on Form 8-K, filed February 9, 2004

•	Current Report on Form 8-K, filed May 4, 2004

•	Current Report on Form 8-K, filed May 10, 2004

•	Current Report on Form 8-K, filed May 25, 2004

      The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Each of these documents is available from the SEC’s web site and public reference rooms described above. Through our website, http://www.nobleenergyinc.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Arnold J. Johnson, Corporate Secretary, at our principal executive office, which is:

Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067
(281) 872-3100

      IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY AUGUST 9, 2004, IN ORDER TO ENSURE THAT YOU RECEIVE THEM BEFORE THE EXCHANGE OFFER EXPIRES.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, and the documents that we file with the SEC that are incorporated by reference herein and therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this prospectus, and the

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documents incorporated herein by reference, including without limitation, statements under “Summary — Noble Energy” in this prospectus and under “Business — General,” “— Crude Oil and Natural Gas” and “Properties — Crude Oil and Natural Gas” in our Annual Report on Form 10-K for the year ended December 31, 2003 incorporated by reference in this prospectus, regarding our estimates of oil and gas reserves and the future net cash flows attributable thereto, anticipated capital expenditures, business strategy, plans and objectives of our management for future operations and industry conditions, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations include, without limitation, future production levels, future prices and demand for oil and gas, results of future exploration and development activities, future operating and development costs, the effect of existing and future laws and governmental regulations (including those pertaining to the environment) and the political and economic climate of the United States and the foreign countries in which we operate from time to time, as discussed in this prospectus, and the documents we have filed with the SEC that are incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors.

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SUMMARY

      This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Noble Energy, Inc. and its consolidated subsidiaries and predecessors.

Noble Energy

General

      We are a leading independent exploration and production company with a diversified portfolio of domestic and international oil and natural gas assets. Our estimated proved reserves as of December 31, 2003 consisted of 2.7 Tcfe, of which approximately 60 percent were natural gas. Our domestic reserves are located principally offshore in the Gulf of Mexico and onshore in the Gulf Coast Region (Louisiana and Texas), the Rocky Mountains (Colorado, Montana, Nevada and Wyoming) and the Mid-Continent (Oklahoma and Kansas). Approximately 30 percent of our proved reserves are located in the United States. Internationally, we are active in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea (Israel), and the North Sea (Denmark, the Netherlands and the United Kingdom). Approximately 89 percent of our year-end 2003 reserves were proved developed and we had a reserve-to-production index of approximately 12 years.

      Our business strategy in the United States is focused on generating stable cash flow and production from existing producing assets and replacing our reserves and production by aggressively pursuing exploration and exploitation opportunities. We also seek to acquire producing properties and undeveloped acreage at economic costs. Offshore, we focus on high impact exploration opportunities in the deepwater and deep shelf areas of the Gulf of Mexico. Traditional shallow shelf wells in the Gulf of Mexico, while frequently highly productive, tend to have rapid decline rates, high finding and development costs and, as the area continues to mature, smaller reserve potential.

      Our international portfolio is critical to our future growth and will remain a visible component of our long-term strategic focus. To date, our efforts have been focused largely on key development projects in several nascent natural gas markets. Our international portfolio also contains oil and gas producing assets in the North Sea and in China, two areas in which we intend to continue our exploration and development activity.

Domestic Operations

      We possess producing assets in multiple core onshore basins characterized by long production histories and attractive exploration and exploitation potential. We remain focused on maintaining our domestic reserve and production base and anticipate enhancing our capital commitments to fund drilling and consolidation efforts in these core basins. Offshore in the Gulf of Mexico, our emphasis has been on redirecting capital to opportunities that provide greater reserve potential. We have expanded our deep water Gulf of Mexico production and exploration efforts. Production from our deep water Gulf of Mexico properties has grown rapidly to approximately 8 percent of total production. We recently announced a discovery and two acquisitions of additional interest in three deep water properties with expected initial production in 2005 and 2006.

International Operations

      Our international operations span five continents where our strategy is to successfully explore for, develop and market international oil and gas assets in countries experiencing significant expansion in energy consumption.

      Equatorial Guinea. In Equatorial Guinea, we hold a 34 percent working interest in the Alba field and its related condensate production facilities and a 45 percent working interest in the methanol plant of Atlantic Methanol Production Company, LLC (“AMPCO”), which holds a long-term purchase contract relating to natural gas production from the Alba field. We and our partners have completed the Phase 1 Alba field expansion. Net average daily production for the project was approximately 78 MMcfepd (of which 51 percent was natural gas) during 2003. Phase 2A commenced production in November 2003 and is designed to increase condensate production from 18,300 Bpd to over 46,000 Bpd. During the first quarter of 2005, Phase 2B is projected to be completed, contributing additional condensate and LPG production. We also own a 28 percent working interest in the Bioko Island LPG plant in Equatorial Guinea.

      Ecuador. We have an integrated gas-to-power project in Ecuador in which we produce natural gas from the Amistad field in the shallow waters of the Gulf of Guayaquil and generate electricity through the 130 MW Machala Power facility. The facility is the only natural gas-fired commercial power generator in Ecuador. We produced an average of approximately 21 MMcfpd during 2003 and own 100 percent of this project.

      North Sea. Our activities in the North Sea (which represent approximately 10 percent of our total production) include Denmark, the Netherlands and the United Kingdom. We have an acreage position of 573,838 gross undeveloped acres and intend to dedicate resources to enhance our presence in the North Sea through a combination of future exploration and development activity. The North Sea has recently been revitalized as an attractive growth area for independent exploration and production companies and is expected to play an important role in our future growth.

      Israel. We and our partners have an agreement in place to supply natural gas from the offshore Mari-B field to The Israel Electric Corporation Ltd. (“IEC”). As of December 31, 2003, we have booked net reserves from the Mari-B field of 450 Bcf. We operate the field with a 47 percent interest. Production began during the fourth quarter of 2003 and has increased to over 100 MMcfpd, approximately 40 MMcfpd net, as of March 31, 2004. Gross production is projected to increase during 2004 as IEC expands its gas-fired generation capacity. Long term, we anticipate marketing additional natural gas as Israel further develops its infrastructure. The production facilities have a peak capacity of 600 MMcfpd.

      China. We are increasingly active in China, where we have a 57 percent ownership interest in the Cheng Dao Xi (“CDX”) development in South Bohai Bay. We have drilled and completed 18 wells and are currently producing 3.3 Mbopd net. We expect to continue development opportunities in China to add further production growth potential. The CDX facilities have gross production capacity of 10.0 Mbopd.

Summary of the Exchange Offer

      The following summary contains basic information about the exchange offer. The following summary does not contain all the information that may be important to you. For a more complete understanding of the exchange offer, please refer to the section of this prospectus entitled “The Exchange Offer” beginning on page 13.

The Exchange Offer	We are offering to exchange up to $200,000,000 principal amount of our 5.25% notes due 2014, which have been registered under the Securities Act, for up to $200,000,000 principal amount of our outstanding unregistered 5.25% notes due 2014, which were issued in a private offering on April 19, 2004. The outstanding notes may be exchanged only in integral multiples of $1,000 principal amount.

Registration Rights	You are entitled to exchange your outstanding notes for freely tradeable exchange notes with substantially identical terms. The exchange offer will satisfy your registration rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your untendered outstanding notes. Accordingly, if you do not exchange your outstanding notes, you will not be able to reoffer, resell or otherwise dispose of your outstanding notes unless you comply with the registration and prospectus delivery requirements of the Securities Act, or if an exemption from registration under the Securities Act is available.

Resale of the Exchange Notes	Based on interpretations by the staff of the SEC, as detailed in a series of “no-action letters” issued to third parties, we believe that the exchange notes issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if you:

• are acquiring the exchange notes in the ordinary course of your business;

• are not engaging in, and do not intend to engage in, a distribution of the exchange notes;

• do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes; and

• are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If any of these conditions is not satisfied you will have to comply with the registration and prospectus delivery requirements of the Securities Act. If you are a broker-dealer seeking to receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any offer to resell, or any resale or other transfer of the exchange notes that you receive in the exchange offer. See “Plan of Distribution.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 16, 2004, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest at the annual rate of 5.25% from the most recent date on which interest was paid on the outstanding notes or, if no interest was paid, from the date of issuance of the outstanding notes. If your outstanding notes are accepted for exchange, then you will receive interest on the exchange notes and not on the outstanding notes.

Conditions of the Exchange Offer	The exchange offer is subject to customary conditions, which may be waived by us. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date. For additional information, see “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering the Outstanding Notes	If you are a holder of outstanding notes who wishes to accept the exchange offer:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer — Exchange Agent;” or

• arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your outstanding notes in either manner, you will be representing, among other things, that:

• the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

• you are not currently participating in, do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act.

See “The Exchange Offer — Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender your outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot cause the outstanding notes, the letter of transmittal or any other required documents to be transmitted to, and received by, the exchange agent prior to the expiration of the exchange offer, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to the expiration date of the exchange offer. We will return to you any of your outstanding notes that we do not accept for exchange for any reason without expense to you promptly after the exchange offer expires or terminates.

Acceptance of the Outstanding Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all outstanding notes that are properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer — Terms of the Exchange Offer.”

Federal Income Tax Considerations	The exchange of outstanding notes for exchange notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We will pay for all expenses incident to the exchange offer.

Consequences of Failing to Exchange Your Outstanding Notes	The exchange offer satisfies our obligations and your rights under the registration rights agreement entered into in connection with the offering of the outstanding notes. After the exchange offer is completed, any outstanding notes that remain outstanding will continue to be subject to restrictions on their transfer. After this exchange offer, holders of outstanding notes will not, with limited exceptions, have any further rights under the exchange offer or the registration rights agreement. Any market for outstanding notes that are not exchanged could be adversely affected by the conclusion of this exchange offer.

Exchange Agent	The Bank of New York Trust Company, N.A., is serving as the exchange agent.

Summary of the Exchange Notes

      The following summary contains basic information about the exchange notes. The following summary does not contain all the information that may be important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of The Notes,” particularly those subsections to which we have referred you.

Exchange Notes	$200,000,000 aggregate initial principal amount of 5.25% notes due 2014. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the exchange notes will not bear legends restricting their transfer and will not have any of the registration and related special interest rights of the outstanding notes under the registration rights agreement, which rights will terminate upon consummation of the exchange offer. The exchange notes will evidence the same indebtedness as the outstanding notes which they replace and will be issued under, and be entitled to the benefits of, the indenture dated as of April 1, 1997, as amended or supplemented from time to time.

Interest Rate	5.25% per annum.

Interest Payment Dates	April 15 and October 15 of each year, commencing October 15, 2004.

Maturity	April 15, 2014.

Optional Redemption	The exchange notes may be redeemed as a whole or in part, at our option, at any time prior to maturity at the redemption price described in this prospectus under the heading “Description of the Notes — Optional Redemption.”

Issuance of Additional Notes	We may, without the consent of the holders of the exchange notes, issue additional securities so that the new securities may be consolidated and form a single series with the exchange notes and have the same terms as to ranking, maturity, redemption or otherwise as the exchange notes.

Ranking	The exchange notes will:

• rank pari passu with any of our other senior unsecured indebtedness;

• be junior in right of payment to all of our secured obligations (insofar as the assets securing such obligations are concerned); and

• be effectively subordinated in right of payment to the creditors and preferred equity holders of our subsidiaries upon any liquidation or reorganization of those subsidiaries.

See “Description of the Notes — Ranking.”

Covenants	We will issue the exchange notes under an indenture containing covenants for your benefit. These covenants restrict our ability to incur indebtedness secured by certain liens and to engage in certain sale and leaseback transactions. These limitations will be subject to certain qualifications and exceptions. See “Description of the Notes — Certain Covenants Applicable to the Notes.”

Form and Denomination	The exchange notes will be issued in denominations of $1,000 and integral multiples thereof. The exchange notes will be issued in book-entry only form and will be represented by one or more permanent global certificates in fully registered form without interest coupons and will be deposited with the trustee for the exchange notes as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., or another nominee designated by DTC.

Absence of a Public Market for the Notes	The exchange notes are new securities, and there is currently no established market for the exchange notes. If issued, the exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or for quotation of the exchange notes in any automated dealer quotation system.

Summary Financial and Operating Data

      We have derived the summary historical financial data as of and for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 from our audited financial statements and related notes. The summary historical financial data for the three months ended March 31, 2004 and 2003 was derived from our unaudited financial statements that have been incorporated by reference in this prospectus and contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of such periods. Our financial statements as of and for the year ended December 31, 1999 were audited by Arthur Andersen LLP. Our financial statements as of and for each of the years ended December 31, 2000, 2001, 2002 and 2003 were audited by KPMG LLP. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, the report thereon, and our quarterly report on Form 10-Q for the three months ended March 31, 2004, each of which is incorporated by reference in this prospectus. Dollar amounts are expressed in thousands, except per share amounts and as noted.

	Three Months Ended
	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Revenues and Income
Revenues	$319,426	$265,701	$1,010,986	$702,578	$789,513	$730,657	$558,887
Net cash provided by operating activities	210,716	158,490	602,770	506,955	628,154	562,578	343,935
Income from continuing operations	75,312	32,712	89,892	8,095	85,163	137,066	28,110
Net Income	85,546	34,857	77,992	17,652	133,575	191,597	49,461
Per Share Data
Basic earnings per share:
Income from continuing operations	$1.30	$0.57	$1.58	$0.14	$1.51	$2.45	$0.49
Net income	$1.48	$0.61	$1.37	$0.31	$2.36	$3.42	$0.87
Cash dividends	$0.05	$0.04	$0.17	$0.16	$0.16	$0.16	$0.16
Period-end stock price	$47.10	$34.29	$44.43	$37.55	$35.29	$46.00	$21.44
Basic weighted average shares outstanding	57,663	57,376	56,964	57,196	56,549	55,999	57,005
Financial Position (at period end)
Property, plant and equipment, net:
Oil and gas mineral interests, equipment and facilities	$2,126,405	$2,243,309	$2,099,741	$2,139,785	$1,953,211	$1,485,123	$1,242,370
Total assets	2,937,272	2,955,218	2,842,649	2,730,015	2,604,255	2,002,819	1,543,023
Long-term obligations:
Long-term debt, net of current portion	746,065	958,450	776,021	977,116	961,118	648,567	567,524
Deferred income taxes	189,361	203,920	163,146	201,939	176,259	117,048	83,075
Asset retirement obligation	108,712	112,154	102,827
Other	63,951	77,316	72,364	69,820	75,629	61,639	53,877
Shareholders’ equity	1,179,131	1,031,554	1,073,573	1,009,386	1,010,198	849 ,682	683,609
Ratio of debt-to-book capital	.43	.49	.46	.50	.50	.44	.46
Capital Expenditures
Oil and gas minerals interests, equipment and facilities	$123,994	$115,464	$492,764	$543,967	$667,499	$502,430	$121,077
Downstream projects	197	1,673	45,134	57,646	95,716	98,737	89,728
Aspect Acquisition					97,792
Other	2,419	3,367	6,119	3,185	1,932	4,430	1,410

Total capital expenditures	$126,610	$120,504	$544,017	$604,798	$862,939	$605,597	$212,215
Operating Statistics — Continuing Operations
Natural Gas
Sales (in millions)	$130.7	$125.3	$457.6	$341.1	$487.4	$492.0	$327.6
Production (MMcfpd)	350.7	347.6	336.6	341.0	355.6	335.8	386.6
Average realized price (per Mcf)	$4.61	$4.44	$4.13	$2.89	$3.86	$4.09	$2.40
Crude Oil
Sales (in millions)	$134.7	$85.6	$358.0	$252.3	$208.6	$124.9	$124.0
Production (Bopd)	48,157	32,898	36,014	29,114	24,973	19,650	23,690
Average realized price (per Bbl)	$31.19	$29.41	$27.72	$24.22	$23.49	$18.21	$14.72

Royalty sales (in millions)	$6.2	$4.7	$23.5	$15.6	$20.9	$17.3	$14.0

RISK FACTORS

      You should carefully consider the risks and uncertainties described below and the other information contained or incorporated by reference in this prospectus before deciding to participate in the exchange offer or acquire exchange notes.

Volatile Product Prices and Markets Could Adversely Affect Our Performance and Financial Condition.

      The results of our operations are highly dependent upon the prices of and demand for oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received for our oil and natural gas production are dependent upon numerous factors beyond our control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and natural gas, and the overall economic environment. Any significant decline in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. If the industry experiences significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. In order to manage our exposure to price risks in the sale of oil and natural gas, we may from time to time enter into commodities futures or option contracts to hedge a portion of our oil and natural gas sales volume. Any such hedging activities may prevent us from realizing the benefits of price increases above the levels reflected in the hedges.

Failure to Fund Continued Capital Expenditures Could Adversely Affect Our Properties.

      If our revenues substantially decrease as a result of lower oil and natural gas prices or otherwise, we may have limited ability to spend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in reserves or production over time.

      We expect to continue to make capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings. We believe that, after considering the amount of our debt, we will have sufficient cash flow from operations and available drawings under our credit facilities and other debt financings to fund capital expenditures. However, if our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, we cannot assure you that we will be able to obtain additional debt or equity financing or other sources of capital to meet these requirements. If we are not able to fund our capital expenditures, then our interests in some properties might be reduced or forfeited.

We may be Unable to Make Attractive Acquisitions or Integrate Acquired Companies, and any Inability to do so may Disrupt Our Business.

      One aspect of our business strategy calls for acquisitions of businesses that complement or expand our current business. We cannot assure you that we will be able to identify attractive acquisition opportunities. Even if we do identify attractive candidates, we cannot assure you that we will be able to complete the acquisition of them or do so on commercially acceptable terms. If we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Even if these difficulties could be overcome, we cannot assure you that the anticipated benefits of any acquisition would be realized. In addition, we may incur debt to pay for any future acquisitions.

Estimates of Oil and Natural Gas Reserves are not Precise.

      Our SEC filings incorporated by reference in this prospectus contain estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. Actual results will likely vary from amounts estimated, and any significant variance would have a material adverse effect on our future results of operations, financial condition, business, liquidity and prospects.

      There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated value, including many factors that are beyond our control. The reserve data incorporated by reference into this prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The reserve data incorporated by reference into this prospectus represents estimates that depend on a number of factors and assumptions that may vary considerably from actual results, including:

•	historical production from the area compared with production from other areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and natural gas prices;

•	future operating costs;

•	severance and excise taxes;

•	development costs; and

•	workover and remedial costs.

      For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery and estimates of the future net cash flows expected from them prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates.

      As of December 31, 2003, approximately 29 percent of our reserves were either proved undeveloped or proved nonproducing. Moreover, some of the producing wells included in our reserve reports as of December 31, 2003 had produced for a relatively short period of time as of that date. Because most of our reserve estimates are calculated using volumetric analysis, those estimates are less reliable than estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure based on seismic analysis. In addition, realization or recognition of our proved undeveloped reserves will depend on our development schedule and plans. Lack of certainty with respect to development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved.

      As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate. Therefore, the estimate of our discounted future net cash flows from proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. Actual future net cash flows also will be affected by factors such as:

•	the actual prices we receive for oil and natural gas;

•	our actual operating costs in producing oil and natural gas;

•	the amount and timing of actual production;

•	supply and demand for oil and natural gas;

•	increases or decreases in consumption of oil and natural gas; and

•	changes in governmental regulations or taxation.

      In addition, we use a 10 percent discount factor when calculating discounted future net cash flows for reporting requirements in compliance with the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69. However, this discount factor may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

      Our financial statements and the reserve data, in each case, included in the documents incorporated by reference into this prospectus have been the subject of an inquiry by the staff (the “Staff”) of the Division of Corporation Finance of the SEC in connection with a review by the Staff of the documents we file pursuant to the Securities Exchange Act of 1934. As of the date of this prospectus we believe that we have fully complied with all requests for information by the Staff and we are not aware of any outstanding additional requests for information. However, we can not assure you that the Staff will not have additional inquiries relating to our financial statements or reserve data incorporated by reference in this prospectus in the future. Any inquiry by the Staff could result in a revision to our financial statements or reserve data and could have a material adverse effect on our previously reported or future results of operations and financial condition.

USE OF PROCEEDS

      We intend the exchange offer to satisfy our obligations under the registration rights agreement that we entered into in connection with the offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. Outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

      The net proceeds from the issuance and sale of the outstanding notes was approximately $197.7 million. We used $150 million of the net proceeds of the sale of the outstanding notes to repay outstanding principal under our $300 million credit facility, $45 million to repay outstanding indebtedness under various money market lines and the remaining net proceeds for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months
	Ended
	March 31,				Year Ended December 31,

	2004		2003		2003		2002		2001		2000		1999

Ratio of earnings to fixed charges	9.50	x	4.59	x	3.14	x	1.31	x	3.34	x	4.73	x	1.75	x

      For purposes of calculating the ratios, “earnings” consist of income from continuing operations before income taxes, minority interests and fixed charges and “fixed charges” consist of interest and that portion of rent which is deemed representative of interest.

CAPITALIZATION

      The following table sets forth our capitalization on a historical basis as of March 31, 2004. This table should be read in conjunction with our financial statements and the notes to those financial statements that are incorporated by reference in this prospectus.

March 31,
2004

(Unaudited)
(In thousands)
Long-term debt(1):
Amount outstanding under the $300 million Credit Agreement, due October 2005	$150,000
7 1/4% Notes due 2023	100,000
8% Senior Notes due 2027	250,000
7 1/4% Senior Debentures due 2097	100,000
AMCCO Note, due December 2004(2)	125,000
Note Obtained in Aspect Acquisition	98
$150 million Term Loan, due January 2009	150,000

Outstanding debt	875,098
Less: unamortized discount	3,935
current installment of long-term debt	125,098

Long-term debt	746,065

Shareholders’ equity:
Common stock	205,049
Capital in excess of par value	461,120
Accumulated other comprehensive income (loss)	(20,475)
Retained earnings	609,393
Less common stock in treasury, at cost	(75,956)

Total shareholders’ equity	1,179,131

Total capitalization	$1,925,196

(1)	Long term debt does not include our offering of $200,000,000 aggregate principal amount of 5.25% notes due 2014, which closed on April 19, 2004.

(2)	The AMCCO Note is secured by 60 percent of our total equity interest in Samedan Methanol, our indirect subsidiary through which we hold our 45 percent interest in AMPCO, and by certain assets of AMCCO.

THE EXCHANGE OFFER

      This section of the prospectus describes the exchange offer relating to the outstanding notes. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that may be important to you. For further information you should read the registration rights agreement and the form of letter of transmittal, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Exchange Offer Registration Statement

      We issued the outstanding notes on April 19, 2004. As a condition to the offering of the outstanding notes, we entered into a registration rights agreement dated April 19, 2004 among us and the initial purchasers pursuant to which we agreed, subject to specified circumstances, for the benefit of all holders of the outstanding notes, at our own expense, unless the exchange offer would not be permitted by applicable law or SEC policy, to:

•	file the registration statement of which this prospectus is a part with the SEC on or prior to 90 days after the issue date of the outstanding notes;

•	use our reasonable best efforts to cause the registration statement to be declared effective by the SEC on or prior to 150 days after the issue date of the outstanding notes;

•	use our reasonable best efforts to keep the registration statement effective until the closing of the exchange offer; and

•	use our reasonable best efforts to issue, on or prior to 270 days after the issue date of the outstanding notes, exchange notes in exchange for all outstanding notes tendered prior thereto.

      We filed the registration statement of which this prospectus is a part on June 2, 2004, and the registration statement was declared effective on June 20, 2004.

      Further, we agreed to keep the exchange offer open for acceptance for not less than 20 business days after the date notice of the exchange offer is mailed to holders of outstanding notes or, if longer, the minimum period required under applicable law. For each outstanding note validly tendered pursuant to the exchange offer and not withdrawn, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the tendered outstanding note. Interest on each exchange note will accrue from the last date on which interest was paid on the tendered outstanding note in exchange therefor or, if no interest was paid on such outstanding note, from the issue date of the outstanding notes.

      In specific circumstances, we are obligated to use our reasonable best efforts to file a shelf registration statement for resales of outstanding notes and to use our reasonable best efforts to cause such shelf registration statement to be declared effective by the SEC.

      Transferability. We issued the outstanding notes in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the outstanding notes may not be offered or sold in the United States unless registered, or pursuant to an applicable exemption, under the Securities Act and applicable state securities laws. Based on no-action letters issued by the staff of the SEC with respect to similar transactions with third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by holders of notes who are not our affiliates without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	any exchange notes to be received by the holder were acquired in the ordinary course of the holder’s business;

•	at the time of the commencement of the exchange offer the holder is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes;

•	the holder is not an “affiliate” of ours, as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	the holder did not purchase the outstanding notes directly from us to resell pursuant to 144A or another available exemption.

      We have not sought, however, a no-action letter with respect to the exchange offer and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Any holder who tenders his outstanding notes in the exchange offer with any intention of participating in a distribution of exchange notes or who is an affiliate of ours:

•	cannot rely on the interpretation by the staff of the SEC;

•	will not be able to validly tender outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions.

      In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it acquired the outstanding notes for its own account as the result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is acting in the capacity of an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Pursuant to the registration rights agreement, we agreed to make this prospectus available to any such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      Shelf Registration Statement. If any of the following occurs:

•	if, because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer;

•	if for any other reason the exchange offer registration statement is not declared effective within 150 calendar days following the issue date of the outstanding notes, provided that we are not then actively pursuing such effectiveness;

•	if for any other reason the exchange offer is not consummated within 270 calendar days after the issue date of the outstanding notes, provided that we are not then actively pursuing such consummation;

•	upon the written request of the initial purchasers with respect to any outstanding notes that such initial purchaser acquired directly from us; or

•	upon the written request of any holder of outstanding notes that either

•	is not permitted pursuant to applicable law, SEC rules and regulations or applicable interpretations thereof by the staff of the SEC to participate in the exchange offer, or

•	participates in the exchange offer and does not receive fully tradable notes pursuant to the exchange offer;

then in each such case we will, at our cost:

•	promptly file with the SEC, and thereafter will use our reasonable best efforts to cause to be declared effective promptly but no later than 270 calendar days after the issue date of the outstanding notes, a shelf registration statement relating to the offer and sale of the outstanding notes by the holders thereof from time to time in accordance with the methods of distribution elected by the majority of such holders participating in the shelf registration and set forth in such shelf registration statement; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective in order to permit the prospectus that is a part of the shelf registration statement to be usable by holders of outstanding notes for a period ending on the earliest of

•	two years from the date we originally issued the outstanding notes,

•	the date on which the outstanding notes become eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or

•	for such shorter period that will terminate when all outstanding notes covered by the shelf registration statement have been sold under the shelf registration statement or cease to be outstanding or otherwise cease to have rights to be included in the shelf registration statement.

      We will, in the event of the filing of the shelf registration statement, provide to each holder of the outstanding notes copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the outstanding notes has become effective and take other specified action as is required to permit unrestricted resales of the outstanding notes. A holder of outstanding notes who sells such outstanding notes pursuant to the shelf registration statement generally will be:

•	required to be named as a selling security holder in the related prospectus;

•	required to deliver the prospectus to purchasers;

•	subject to the civil liability provisions under the Securities Act in connection with those sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including specified indemnification obligations).

      In addition, each holder of the outstanding notes may be required to deliver information to be used in connection with the shelf registration statement as set forth in the registration rights agreement in order to have their outstanding notes included in the shelf registration statement and to benefit from the provisions regarding special interest.

      Special Interest. We will pay special interest in respect of the outstanding notes (for each outstanding note which has not been exchanged in the exchange offer) if the exchange offer is not consummated and the shelf registration statement is not declared effective on or prior to the date that is 270 days after the issue date of the notes.

      The preceding event is a registration default. We will pay special interest to each holder of outstanding notes while a registration default is continuing immediately following the occurrence of such registration default in an amount equal to 0.25% per annum of the principal amount of the outstanding notes. Following the cure of a particular registration default, the accrual of special interest with respect to such registration default will cease.

Terms of the Exchange Offer

      Upon satisfaction or waiver of all the conditions of the exchange offer, we will accept any and all outstanding notes properly tendered and not properly withdrawn prior to the expiration date and will issue the exchange notes promptly after acceptance of the outstanding notes. See “— Conditions to the Exchange Offer” and “— Procedures for Tendering Outstanding Notes.” We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. As of the date of this prospectus, $200,000,000 aggregate principal amount of the 5.25% notes due 2014 are outstanding. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. Outstanding notes, however, may be tendered only in integral multiples of $1,000.

      The exchange notes are substantially identical to the outstanding notes except that the exchange notes will not contain specified transfer restrictions, registration rights and special interest provisions. The issuance of exchange notes in exchange for outstanding notes pursuant to the exchange offer will not result in a repayment of the indebtedness of ours that is presently evidenced by the outstanding notes. The exchange notes will evidence the same debt as the outstanding notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the outstanding notes were issued and will be deemed one issue of notes, together with any outstanding notes not tendered in the exchange offer.

      This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the outstanding notes. Holders of outstanding notes do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

      For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, and as if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the exchange notes from us to the tendering holders. If we do not accept any tendered outstanding notes because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return the unaccepted outstanding notes, without expense, to the tendering holder thereof promptly after the expiration date.

      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as set forth below under “— Transfer Taxes,” transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than applicable taxes, if any, in connection with the exchange offer. See “— Fees and Expenses.”

      We do not make any recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any recommendation as to whether holders should tender outstanding notes in the exchange offer. Holders of outstanding notes must make their own decisions whether to tender outstanding notes in the exchange offer and, if so, the aggregate amount of outstanding notes to tender based on the holders’ own financial positions and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” shall mean 5:00 p.m., New York City time, on August 16, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended. To extend the exchange offer, we will notify the exchange agent by oral or written notice and each registered holder by means of press release or other public announcement of any extension, in each case, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion, to:

•	delay accepting any outstanding notes;

•	extend the exchange offer;

•	terminate the exchange offer if the conditions set forth below under “— Conditions to the Exchange Offer” shall not have been satisfied; or

•	amend the terms of the exchange offer in any manner.

      We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. We will additionally notify each registered holder of any amendment by means of press release or other public announcement. We will give to the exchange agent written confirmation of any oral notice.

Exchange Date

      As soon as practicable after the close of the exchange offer, we will accept for exchange all outstanding notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date in accordance with the terms of this prospectus and the letters of transmittal.

Conditions to the Exchange Offer

      Completion of the exchange offer is subject to the conditions that:

•	the exchange offer or the making of any exchange by a holder, does not violate applicable law, SEC rules or regulations or any applicable interpretations thereof by the staff of the SEC;

•	the tendering of outstanding notes is in accordance with the exchange offer;

•	each holder of outstanding notes exchanged in the exchange offer shall have represented that all exchange notes to be received by it are being acquired in the ordinary course of its business and that at the time of the consummation of the exchange offer it shall have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form S-4 or other appropriate form under the Securities Act available; and

•	no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if, at such time, any stop order shall be threatened by the SEC or be in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

      The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

Consequences of Failure to Exchange

      Any outstanding notes not tendered pursuant to the exchange offer will remain outstanding and continue to accrue interest at the rate of 5.25% (that is, without special interest), and holders of outstanding notes not tendered will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. The outstanding notes will remain “restricted securities” within the meaning of the Securities Act. Accordingly, prior to the date that is two years after the later of the issue date of the outstanding notes and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only

•	to us;

•	to a person who the seller reasonably believes is a “qualified institutional buyer” purchasing for its own account or for the account of another “qualified institutional buyer” in compliance with the resale limitations of Rule 144A;

•	to an “institutional accredited investor” that, prior to the transfer, furnishes to the trustee a written certification containing representations and agreements relating to the restrictions on transfer of the notes (the form of this letter can be obtained from the trustee);

•	pursuant to the limitations on resale provided by Rule 144 under the Securities Act;

•	pursuant to the resale provisions of Rule 904 of Regulation S under the Securities Act;

•	pursuant to an effective registration statement under the Securities Act; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act;

subject in each of the foregoing cases to compliance with applicable state securities laws.

      As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer. The foregoing restrictions on resale will no longer apply after the later of the second anniversary of the issue date of the outstanding notes or the purchase of the outstanding notes from us or our affiliate.

Fees and Expenses

      We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

      Expenses incurred in connection with the exchange offer will be paid by us. Such expenses include, among others, the fees and expenses of the trustee and the exchange agent, accounting and legal fees, printing costs and other miscellaneous fees and expenses.

Accounting Treatment

      We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer as additional interest expense over the term of the exchange notes.

Procedures for Tendering Outstanding Notes

      The tender of outstanding notes pursuant to any of the procedures set forth in this prospectus and in the letter of transmittal will constitute a binding agreement between the tendering holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. The tender of outstanding notes will constitute an agreement to deliver good and marketable title to all tendered outstanding notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

      Except as provided in “— Guaranteed Delivery Procedures,” unless the outstanding notes being tendered are deposited by you with the exchange agent prior to the expiration date and are accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, reject the tender. Issuance of exchange notes will be made only against deposit of tendered outstanding notes and delivery of all other required documents. Notwithstanding the foregoing, DTC participants tendering through its Automated Tender Offer Program (“ATOP”) will be deemed to have made valid delivery where the exchange agent receives an agent’s message prior to the expiration date.

      Accordingly, to properly tender outstanding notes, the following procedures must be followed:

Notes held through a Custodian. Each beneficial owner holding outstanding notes through a DTC participant must instruct the DTC participant to cause its outstanding notes to be tendered in accordance with the procedures set forth in this prospectus.

Notes held through DTC. Pursuant to an authorization given by DTC to the DTC participants, each DTC participant holding outstanding notes through DTC must:

•	electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent for its acceptance; or

•	comply with the guaranteed delivery procedures set forth below and in a notice of guaranteed delivery. See “— Guaranteed Delivery Procedures — Notes held through DTC.”

      Promptly after the date of this prospectus, the exchange agent will establish an account at DTC for purposes of the exchange offer with respect to outstanding notes held through DTC. Any financial institution that is a DTC participant may make book-entry delivery of interests in outstanding notes into the exchange agent’s account through ATOP. However, although delivery of interests in the outstanding notes may be effected through book-entry transfer into the exchange agent’s account through ATOP, an agent’s message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the exchange agent at its address set forth under “— Exchange Agent,” or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the expiration date. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to herein as a “book-entry confirmation.”

      The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from each DTC participant tendering through ATOP that such DTC participants have received a letter of transmittal and agree to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such DTC participants.

      Cede & Co., as the holder of the global note, will tender a portion of the global note equal to the aggregate principal amount of outstanding notes for which instructions to tender are given by DTC participants.

      By tendering, each holder and each DTC participant will represent to us that, among other things, it is:

•	not our affiliate;

•	not a broker-dealer tendering outstanding notes acquired directly from us for its own account;

•	acquiring the exchange notes in its ordinary course of business; and

•	not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

      In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. See “Plan of Distribution.”

      Unless waived by us, we will not accept any alternative, conditional, irregular or contingent tenders. By executing a letter of transmittal or transmitting an acceptance through ATOP, as the case may be, each tendering holder waives any right to receive any notice of the acceptance for purchase of its outstanding notes.

      We will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered outstanding notes, and such determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition to the exchange offer and any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. We, along with the exchange agent, shall be under no duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us, in our sole discretion, of that person’s authority must be submitted. A beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact that entity promptly if that beneficial holder wishes to participate in the exchange offer.

      LETTERS OF TRANSMITTAL AND OUTSTANDING NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES TO US OR DTC.

      The method of delivery of outstanding notes, letters of transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or letters of transmittal and, except as otherwise provided in the applicable letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

Guaranteed Delivery Procedures

      Notes held through DTC. DTC participants holding outstanding notes through DTC who wish to cause their outstanding notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the expiration date, may cause a tender to be effected if:

•	guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including the following, which we call “eligible institutions”:

•	a bank;

•	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings institution that is a participant in a Securities Transfer Association recognized program;

•	prior to the expiration date, the exchange agent receives from any of the above institutions a properly completed and duly executed notice of guaranteed delivery, by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

•	book-entry confirmation and an agent’s message in connection therewith are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

      Notes held by Holders. Holders who wish to tender their outstanding notes but:

•	whose outstanding notes are not immediately available and will not be available for tendering prior to the expiration date; or

•	who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date;

may effect a tender if:

•	the tender is made by or through any of the above-listed eligible institutions;

•	prior to the expiration date, the exchange agent receives from any above-listed eligible institutions a properly completed and duly executed notice of guaranteed delivery, whether by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

•	a properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

      You may withdraw tenders of outstanding notes, or any portion of your outstanding notes, in integral multiples of $1,000 principal amount due at the stated maturity, at any time prior to 5:00 p.m., New York City time, on the expiration date. Any outstanding notes properly withdrawn will be deemed to be not validly tendered for purposes of the exchange offer.

      Notes held through DTC. DTC participants holding outstanding notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the expiration date, withdraw the instruction given thereby by delivering to the exchange agent, at its address set forth under “— Exchange Agent,” a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC participant, the principal amount due at the stated maturity of outstanding notes to which such withdrawal relates and the signature of the DTC participant. Receipt of such written notice of withdrawal by the exchange agent effectuates a withdrawal.

      Notes held by Holders. Holders may withdraw their tender of outstanding notes, prior to 5:00 p.m., New York City time, on the expiration date, by delivering to the exchange agent, at its address set forth under “— Exchange Agent,” a written, telegraphic or facsimile notice of withdrawal. Any such notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	contain a description of the outstanding notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such outstanding notes and the aggregate principal amount due at the stated maturity represented by such outstanding notes; and

•	be signed by the holder of such outstanding notes in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered (including any required signature guaranties), or be accompanied by:

•	documents of transfer in a form acceptable to us, in our sole discretion; and

•	a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such holder.

If the outstanding notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written, telegraphic or facsimile notice of withdrawal even if physical release is not yet effected.

      All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the outstanding notes being withdrawn are held for the account of any of the institutions listed above under “— Guaranteed Delivery Procedures.”

      A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC participant or a holder of outstanding notes, as the case may be, in the same manner as the person’s name appears on its transmission through ATOP or letter of transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC participant or a holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this prospectus.

      All questions as to the validity, form and eligibility, including time of receipt, or withdrawal notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither we, the exchange agent nor any other person is under any duty to give any notification of any irregularities in any notice of withdrawal nor will those parties incur any liability for failure to give that notice.

      A withdrawal of a tender of outstanding notes by a DTC participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new letter of transmittal, as the case may be, in accordance with the procedures described herein.

Exchange Agent

      The Bank of New York Trust Company, N.A., has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By mail:

(Registered or certified mail is recommended)

The Bank of New York Trust Company, N.A.,

as Exchange Agent
Corporate Trust Operations
Reorganization Unit
101 Barclay Street 7 East
New York, N.Y. 10286
Attn: Ms. Carolle Montreuil

By hand or by overnight courier:

The Bank of New York Trust Company, N.A.,

as Exchange Agent
Corporate Trust Operations
Reorganization Unit
101 Barclay Street 7 East
New York, N.Y. 10286
Attn: Ms. Carolle Montreuil

By facsimile transmission:

(For Eligible Institutions only)

(212)-298-1915

Attention: Ms. Carolle Montreuil

Telephone Inquiries: (212)-815-5920

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

      The exchange agent also acts as trustee under the indenture.

Transfer Taxes

      Holders of outstanding notes who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Other

      Participation in the exchange offer is voluntary. You should carefully consider whether to accept the exchange offer. You should consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

      We issued the outstanding notes and will issue the exchange notes as a new series of debt securities under the indenture, dated as of April 1, 1997, between us and The Bank of New York Trust Company, N.A., as successor trustee to U.S. Trust Company of Texas, N.A. References to the “indenture” in this description mean such indenture as amended or supplemented from time to time.

      This description is intended to be an overview of the material provisions of the exchange notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture as it, and not this description, defines your rights as a holder of the notes. A copy of the indenture may be obtained from us upon request.

      Unless the context otherwise requires, reference under the “Description of the Notes” to “we,” “us,” and “our” are to Noble Energy, Inc. and not to any of our consolidated subsidiaries and references to the term “notes” refers to both the outstanding notes and the exchange notes.

General

      The notes will mature on April 15, 2014, unless earlier redeemed as permitted under “— Optional Redemption” below. The notes will bear interest from April 19, 2004 at the rate of 5.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2004, to the persons in whose names the notes are registered at the close of business on the April 1 or October 1 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      If any interest payment date, stated maturity date or redemption date falls on a day that is not a business day, the required payment of principal, premium (if any) and/or interest will be made on the next succeeding business day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such interest payment date, stated maturity date or redemption date, as the case may be, to the date of such payment on the next succeeding business day. As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

      The notes were initially offered in the principal amount of $200 million. We may, without the consent of the holders of the notes, issue additional securities so that the new securities may be consolidated and form a single series with the notes and have the same terms as to ranking, maturity, redemption or otherwise as the notes.

      The notes will not be subject to, or entitled to the benefits of, any sinking fund.

      The indenture does not limit the amount of indebtedness that we may incur.

Optional Redemption

      The notes are redeemable prior to maturity at our option, in whole or in part, at any time, at a redemption price equal to the greater of (i) 100 percent of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of the notes to be redeemed and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      “Treasury rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

      “Comparable treasury issue” means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

      “Independent investment banker” means one of the reference treasury dealers appointed by the trustee after consultation with us.

      “Comparable treasury price” means, with respect to any redemption date, (A) the average of three reference treasury dealer quotations for such redemption date, after excluding the highest and lowest of five reference treasury dealer quotations obtained, or (B) if the trustee obtains fewer than five reference treasury dealer quotations, the average of all reference treasury dealer quotations obtained.

      “Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

      “Reference treasury dealer” means each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. or their affiliates that are primary U.S. Government securities dealers and their respective successors, and two other primary U.S. Government securities dealers in The City of New York appointed by the trustee after consultation with us. If Citigroup Global Markets Inc., Deutsche Bank Securities Inc. or J.P. Morgan Securities Inc. ceases to be a primary U.S. Government securities dealer in The City of New York, we will substitute another primary U.S. Government securities dealer in The City of New York.

      In the case of any partial redemption, selection of the notes for redemption will be made by the trustee by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate. See “— Book-Entry, Delivery and Form.”

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Ranking

      The notes rank senior in priority to any subordinated unsecured indebtedness and pari passu with any of our other senior unsecured indebtedness. The notes are junior in right of payment to all of our secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively subordinated in right of payment to the creditors and preferred equity holders of our subsidiaries upon the liquidation or reorganization of those subsidiaries. At March 31, 2004, we had no outstanding secured indebtedness and our subsidiaries had outstanding approximately $667.3 million of liabilities and preferred equity to which the notes would be effectively subordinated.

Defaults and Remedies

      The indenture provides that each of the following is an Event of Default, as defined in the indenture, with respect to the notes:

(1) our failure to pay the principal of or premium, if any, on the notes when due;

(2) our failure to pay any interest due on the notes for 30 days;

(3) our failure for 60 days after written notice to us to comply with any of our other covenants in the indenture;

(4) default by us or any Restricted Subsidiary (as defined below under “— Certain Covenants Applicable to the Notes — Certain Definitions”) under any instrument or other evidence of indebtedness for money borrowed, or any guarantee of payment by us or any Restricted Subsidiary for money borrowed, in an amount in excess of five percent of Consolidated Net Tangible Assets (as defined below under “— Certain Covenants Applicable to the Notes — Certain Definitions”), unless the default has been cured or waived;

(5) certain events of bankruptcy, insolvency or reorganization relating to any Restricted Subsidiary; and

(6) certain events of bankruptcy, insolvency or reorganization relating to us.

      If an Event of Default with respect to the outstanding notes occurs and is continuing, either the trustee or holders of at least 25 percent in aggregate principal amount of the notes then outstanding may declare the principal amount of all notes and all accrued interest thereon to be due and payable immediately; provided that if an Event of Default described in clause (6) above occurs, the principal amount of all of the notes and all accrued interest thereon shall automatically become due and payable. However, under certain conditions, the declaration may be rescinded by holders of a majority in principal amount of the notes then outstanding.

      You will not be able to enforce the indenture except as provided in the indenture but nothing shall prevent holders of the notes from enforcing payment of the principal of or premium, if any, or interest on their notes. The trustee may refuse to enforce the indenture unless it receives reasonable security or indemnity. Subject to certain limitations, holders of a majority in principal amount of the notes under the indenture may direct the trustee in its exercise of any trust or power under that indenture.

      We will furnish the trustees annually with an officers’ certificate with respect to compliance with the terms of the indenture.

Modification and Waiver

      We and the trustee may, without your consent, make certain minor modifications to the indenture which do not adversely affect your rights as a holder of notes in any material respect. In addition, we and the trustee may make other amendments and modifications to the indenture with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding. However, no modification or amendment may, without the consent of each affected holder:

•	change the time or place for payment of principal or interest on the notes when due;

•	reduce the principal of or rate of interest on, or the premium payable upon the redemption of, or change the stated maturity date of the notes;

•	make the notes payable in a currency other than that stated in the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes; or

•	reduce the amount of notes whose holders must consent to modification or amendment of or waiver of compliance with certain provisions of the indenture.

      The holders of a majority in aggregate principal amount of notes may, on behalf of the holders of all notes, waive our compliance with the covenants set forth in the indenture described under “— Certain Covenants Applicable to the Notes.” In addition, the holders of a majority in aggregate principal amount of the notes may, on behalf of all holders of the notes, waive any past default and its consequences under the indenture with respect to the notes, except:

•	a payment default with respect to the notes; or

•	a default of a covenant or provision of the indenture that cannot be modified or amended without the consent of each holder of outstanding notes.

Consolidation, Merger and Sale of Assets

      We generally may consolidate or merge with or into any person, or convey, transfer, lease or otherwise dispose of our assets. Likewise, any person may consolidate or merge with or into, or transfer or lease its assets to, us. However, no transaction of those types may occur unless:

•	the person (if other than us) formed by the consolidation or into which we are merged or that acquires or leases our assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia, and assumes all of our obligations under the notes and the indenture; and

•	after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing.

      The indenture does not provide for any right of acceleration in the event of a consolidation, merger, conveyance, transfer, lease or other disposition of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indenture does not contain any provision which would protect the holders of notes against a sudden and dramatic decline in our credit quality resulting from any merger, sale, recapitalization or similar restructuring.

Defeasance

      Subject to compliance with certain conditions, we may discharge our indebtedness and our obligations or certain of our obligations under the indenture by depositing funds or obligations issued or guaranteed by the United States of America with the trustee.

      Defeasance and Discharge. The indenture provides that we will be discharged from any and all obligations in respect of the notes being defeased, other than our obligations relating to:

•	the registration of transfer or exchange of the notes;

•	the replacement of stolen, lost or mutilated notes; and

•	the maintenance of paying agencies to hold monies for payment in trust;

if we deposit with the trustee, in trust, money and/or U.S. government obligations that, through the payment of interest and principal on the amounts deposited, will provide money in an amount sufficient to pay the principal of and each installment of interest on the notes on the stated maturity date in accordance with the terms of the indenture and the notes. We may establish the trust only if, among other things, we have delivered to the trustee an opinion of counsel confirming that:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling; or

•	since the date of the indenture there has been a change in the applicable federal income tax law;

in either case to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. In the event of any defeasance and discharge of the notes, you will be entitled to look only to the trust fund for payment of principal of and any premium and interest on your notes until maturity.

      Defeasance of Certain Obligations. The indenture provides that we may omit to comply with certain restrictive covenants, including the covenants described under “— Certain Covenants Applicable to the Notes” below and that the omission will not be an Event of Default with respect to the notes. This right is commonly known as covenant defeasance, and, in order to exercise it, we will be required to deposit with the trustee, in trust, money and/or U.S. government obligations that, through the payment of interest and principal on the amounts deposited, would provide enough money to pay the principal of and each installment of interest on the notes on the stated maturity date in accordance with the terms of the indenture and the notes. If we were to exercise our rights in this manner, our other obligations under the indenture and the notes would remain in full force and effect. We may effect a covenant defeasance only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

      The amount of money and U.S. government obligations on deposit with the trustee will be required to be sufficient to pay amounts due on the notes at the time of their stated maturity. However, if the notes are declared due and payable because of the occurrence of any Event of Default, the deposited amount may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from the Event of Default. We will in any event remain liable for those payments as provided in the indenture.

Certain Covenants Applicable to the Notes

      We are subject to the covenants set forth below. Please refer to the definitions provided below regarding certain capitalized terms used in this section.

      Limitations on Liens. The indenture provides that if we incur, assume or guarantee a debt secured by a Mortgage either on any Mineral Interest or on a Restricted Subsidiary’s stock or debt, we will secure the notes on at least an equal basis. These restrictions do not apply to debt secured by the following:

(1) Mortgages in existence on the date of the indenture;

(2) Mortgages affecting Mineral Interests, shares of capital stock or debt of an entity existing at the time it becomes a subsidiary or at the time it is merged into or consolidated with us or a subsidiary, or on any shares of capital stock or debt of any Restricted Subsidiary at the time its becomes a Restricted Subsidiary;

(3) Mortgages on property existing when we acquire the property, or Mortgages on any property that we or any Restricted Subsidiary acquires after the date of the indenture that are created or assumed to secure the payment of all or any part of the purchase price of the property or to secure any debt incurred prior to, at the time of, or within 120 days after the acquisition of the property for the purpose of financing all or any part of its purchase price;

(4) Mortgages on property constructed or improved after the date of the indenture by us or any Restricted Subsidiary that are created or assumed to secure the payment of all or any part of the cost of the construction or improvement, provided, however, that any Mortgage of this kind shall not apply to any property owned by us or any Restricted Subsidiary prior to the date of the indenture;

(5) Mortgages on our property or the property of a Restricted Subsidiary to secure the payment of all or any part of the costs incurred after the date of the indenture of exploration, drilling, mining or development of the property for the purposes of increasing the production and sale of oil, gas and other minerals, or any debt incurred to provide funds for all or any of those purposes;

(6) Mortgages that secure only debt of a Restricted Subsidiary owed to us or to another Restricted Subsidiary;

(7) Mortgages in favor of the United States or any state or governmental instrumentality thereof securing payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to the Mortgages; and

(8) any extension, renewal or replacement, in whole or in part, of any of the Mortgages referred to in the foregoing clauses (1) through (7), inclusive, or of any debt secured by those Mortgages.

      Notwithstanding the foregoing, we or a Restricted Subsidiary may issue, assume or guarantee debt secured by a Mortgage on any Mineral Interest or on a Restricted Subsidiary’s stock or debt if such debt, when added to the sum of (1) all other debt that would otherwise be restricted by the foregoing (but not including debt permitted under items (1) through (8) above) and (2) Attributable Debt with respect to Sale and Leaseback Transactions permitted under clause (1) set forth below under “— Limitations on Sale and Leaseback Transactions”, does not at any time exceed ten percent of the sum of our Consolidated Net Tangible Assets.

      Under the terms of the indenture, the sale or transfer of (1) oil, gas or other minerals in place for a period of time only, or in an amount such that the transferee will realize only a specified amount of money (however determined) or a specified amount of oil, gas and other minerals or (2) any other interest in property of the character commonly referred to as a “production payment,” will not be deemed to create debt secured by a Mortgage.

      Limitations on Sale and Leaseback Transactions. The indenture provides that neither we nor any Restricted Subsidiary will enter into any Sale and Leaseback Transaction with any person, other than us or a Restricted Subsidiary, unless:

(1) we or the Restricted Subsidiary would be entitled to incur indebtedness in a principal amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction secured by a Mortgage on the property subject to the Sale and Leaseback Transaction pursuant to the provisions described under “— Limitations on Liens” above without equally and ratably securing the notes;

(2) after the date on which the notes are originally issued and within a period commencing 180 days before and ending 180 days after the consummation of the Sale and Leaseback Transaction, we or the Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business — including amounts expended for the acquisition, exploration, drilling and development thereof, and for additions, alterations, repairs and improvements thereto — an amount equal to all or a portion of the net proceeds of the Sale and Leaseback Transaction and we shall have elected to designate the amount as a credit against the Sale and Leaseback Transaction (with any amount not being so designated to be applied in clause (3) below); or

(3) we, during the 365-day period after the effective date of the Sale and Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of any Senior Indebtedness an amount equal to the greater of (a) the net proceeds of the sale or transfer of the property leased in the Sale and Leaseback Transaction and (b) the fair value, as determined by our Board of Directors, of that property at the time of entering into the Sale and Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by us or any Restricted Subsidiary as set forth in clause (2) above), less an amount equal to the principal amount of Senior Indebtedness voluntarily defeased or retired by us within the 365-day period and not designated as a credit against any other Sale and Leaseback Transaction entered into by us or any Restricted Subsidiary during that period.

Certain Definitions

      The indenture contains definitions of certain terms used in the indenture, including the following:

      “Attributable Debt” means, when used with respect to any Sale and Leaseback Transaction, as of the time of determination, the present value (discounted at a rate equal to our then current weighted average cost of funds for borrowed money as of the time of determination, compounded on a semiannual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction (including any period for which the lease has been extended).

      “Consolidated Net Tangible Assets” means the total amount of all assets included in the consolidated balance sheet of us and our Restricted Subsidiaries, prepared in accordance with generally accepted accounting principles (and as of a date not more than 90 days prior to the date as of which Consolidated Net Tangible Assets are to be determined), less depreciation, depletion, valuation and other reserves, after deducting:

(1) all current liabilities;

(2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles;

(3) investments in and advances to subsidiaries that are not Restricted Subsidiaries; and

(4) minority interests in the equity of Restricted Subsidiaries.

      “Hydrocarbons” means oil, gas and other liquid or gaseous hydrocarbons.

      “Mineral Interests” means our leasehold and other interests or those of a Restricted Subsidiary in or under oil, gas or other mineral fee interests, overriding royalty and royalty interests and any other interest in Hydrocarbons and any other interest in minerals in place wherever located and classified by our Board of Directors as capable of producing Hydrocarbons by us or a Restricted Subsidiary, except any interest that in the opinion of our Board of Directors is not of material importance to the total business conducted by us and our Restricted Subsidiaries.

      “Mortgage” means any mortgage, lien, security interest, charge or other encumbrance.

      “Restricted Subsidiary” means any subsidiary of ours the assets of which comprise in excess of 15 percent of our total consolidated assets included in the latest audited consolidated balance sheet contained in the latest annual report sent to our shareholders. As of December 31, 2003, Samedan of North Africa, Inc. was our only subsidiary that would qualify as a Restricted Subsidiary.

      “Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing to us or any Restricted Subsidiary, for a period of more than three years, of any real or tangible personal property that has been, or is to be, sold or transferred by us or the Restricted Subsidiary to the lessor in contemplation of the leasing.

      “Senior Indebtedness” means the principal of and premium, if any, and unpaid interest on the following, whether outstanding at the date of the indenture or thereafter incurred or created:

(1) indebtedness of ours for money borrowed (including purchase money obligations) evidenced by notes or other written obligations;

(2) indebtedness of ours evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or other similar instrument;

(3) obligations of ours as lessee under capitalized leases and under leases of property made as part of any Sale and Leaseback Transaction;

(4) obligations of ours in respect of letters of credit issued for our account and swaps of interest rates (and other interest rate hedging agreements) to which we are a party;

(5) indebtedness of others of any kinds described in the preceding clauses (1) through (4) assumed or guaranteed by us; and

(6) renewals, extensions and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (1) through (5).

However, the following is not Senior Indebtedness: (a) any indebtedness or obligation referring explicitly to subordinated debt and stating that the indebtedness and obligation shall not be senior in right of payment; (b) any of our indebtedness or obligations in respect of the notes or any other debt securities issued under the indenture; and (c) any of our indebtedness or obligations to a subsidiary.

Governing Law

      The notes and the indenture are governed by the laws of the State of New York, without regard to the principles of conflicts of laws.

The Trustee

      The Bank of New York Trust Company, N.A. is the trustee under the indenture. We have also appointed the trustee as the registrar and as paying agent under the indenture. The indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any claim as security or otherwise.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture and the registrations rights agreement without charge by writing to Noble Energy, Inc., 100 Glenborough Drive, Suite 100, Houston, Texas 77067, Attention: Corporate Secretary.

Book-Entry, Delivery and Form

      The exchange notes will be issued in the form of one or more registered global securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary. Unless and until it is exchanged in whole or in part for notes in certificated form, a global security may not be transferred except as a whole to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary. Initially, the exchange notes will be registered in the name of Cede & Co., the nominee of DTC.

      Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC or its nominee (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of these beneficial ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons held by such participants on their behalf).

      So long as DTC, or its nominee, is the registered holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global security for all purposes under the indenture and the exchange notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

      Payments on a global security will be made to DTC or its nominee, as the holder thereof. We have been advised by DTC that upon receipt of any payment in respect of a global security representing any exchange notes held by it or its nominee, DTC will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global security for the exchange notes as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. Payments by participants will be the responsibility of those participants only. Neither we, the trustee or any of our agents or the trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial ownership interests in a global security to such persons may be limited. Because DTC can only act on behalf of direct participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial ownership interest in a global security to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Redemption notices will be sent to DTC. If less than all of the exchange notes are being redeemed, DTC’s practice is to reduce by lot the amount of the interest of each direct participant in the exchange notes to be redeemed.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the trustee nor any paying agent will have any responsibility for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      The exchange notes represented by a global security will be exchangeable for notes in certificated form of like tenor as such global security in denominations of $1,000 and in any greater amount that is an integral multiple if (i) DTC notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time DTC ceases to be a clearing agency registered under applicable law and a successor Depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of the exchange notes to be represented by a global security and notify the trustee thereof or (iii) an Event of Default with respect to the exchange notes has occurred and is continuing. Any exchange notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, a global security is not exchangeable for certificated notes.

      Neither we, the trustee nor any paying agent will be liable for any delay by DTC or its nominee in identifying the beneficial owners of the related exchange notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following section describes the anticipated U.S. federal income tax consequences relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer. This description is based upon the Internal Revenue Code of 1986, as amended; existing administrative pronouncements and judicial decisions; and existing and proposed Treasury regulations, each as available and in effect as of the date hereof. All of the foregoing are subject to change, and any such change could be retroactive and could affect the continuing validity of this description.

      This description deals only with exchange notes held as capital assets by initial holders that acquire the exchange notes pursuant to the exchange offer. This description does not discuss all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	persons holding notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction; or

•	persons who have ceased to be United States citizens or to be taxed as resident aliens.

This description also does not address the U.S. federal estate and gift tax consequences or any applicable foreign, state or local tax laws.

      The exchange of outstanding notes by a holder for exchange notes pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. A holder will not recognize gain or loss upon the receipt of exchange notes pursuant to the exchange offer and will be required to treat the exchange notes and any payments thereon for U.S. federal income tax purposes as if the exchange offer had not occurred. A holder’s holding period for exchange notes will include the holding period for the outstanding notes exchanged pursuant to the exchange offer and a holder’s adjusted basis in exchange notes will be the same as such holder’s adjusted basis in such outstanding notes.

      The above description is not intended to constitute a complete analysis of all tax consequences relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer or the acquisition, ownership, and disposition of the exchange notes. You should consult with your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation, as well as any tax on sequences that may arise under the laws of any state, local, or other taxing jurisdiction.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes.

      This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes if the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of 90 days after the expiration date.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

      Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. An “underwriter” within the meaning of the Securities Act includes:

•	any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer; or

•	any broker or dealer that participates in a distribution of such exchange notes.

      Any profit on any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that a holder (other than a person that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act) or other person who receives exchange notes in the ordinary course of business and who is not participating, does not intend to participate or have an arrangement or understanding with person to participate in the distribution of the exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act.

      If, however, any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the SEC enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act, unless an exemption from registration is otherwise available.

      Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any exchange notes. We have agreed, for a period of 90 days after the expiration date, to make this prospectus available to any broker-dealer for use in connection with any such resale. For such period we will promptly upon request send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the outstanding notes against liabilities under the Securities Act, including any broker-dealers.

LEGAL MATTERS

      The validity of the notes will be passed on for us by Thompson & Knight LLP.

EXPERTS

      The consolidated financial statements and schedule of Noble Energy, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the December 31, 2003, consolidated financial statements refers to a change in accounting for asset retirement obligations.

      The financial statements of Atlantic Methanol Production Company, LLC, our unconsolidated subsidiary, appearing in Noble Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$200,000,000

Noble Energy, Inc.

Exchange Offer for $200,000,000

5.25% Notes due 2014

PROSPECTUS

July 1, 2004

       No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Noble Energy since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell nor or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.